FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 5, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Board of Directors appoints Mr Christopher Mattheisen as CEO of Magyar Telekom Group

Budapest – December 5, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Board has appointed Mr. Christopher Mattheisen, 45, as Chief Executive Officer and proposes to the General Meeting (on December 21, 2006) to elect him to the members of the Board of Directors.

The Board has appointed Mr. Christopher Mattheisen as Chief Executive Officer with effect from December 6, 2006. Having worked for several international companies in the field of telecommunications, Mr. Mattheisen has extensive knowledge of the industry as well as the region. He worked at Magyar Telekom as Chief Operating Officer (COO) of the Wireline Services Line of Business between September 2002 and June 2006. Under his direction, Magyar Telekom Group successfully developed the broadband market and launched other new, innovative solutions which supported the Company’s efforts to successfully fight back the increasing competitive pressure. Furthermore, Christopher Mattheisen has efficiently managed the expansion of the Wireline LoB into foreign markets. From 1993 to 1996 he was the founding Marketing and Sales director of Westel (now T-Mobile Hungary). Besides his native English, Mr. Mattheisen is fluent in both Hungarian and German.

The Board proposes to the General Meeting on December 21, 2006 to elect Mr. Christopher Mattheisen to the members of the Board of Directors.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Elek Straub has resigned

Budapest – December 5, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announces that after 11 years, Magyar Telekom’s Chairman-CEO is leaving. At the Board of Directors meeting held today, Elek Straub resigned from the CEO position and his Board membership. The Company’s Board of Directors appointed Christopher Mattheisen Chief Executive Officer as of December 06.

Magyar Telekom’s Board of Directors held a meeting today. Among several items, the Board discussed and – based on the Auditor’s supportive statement — submitted to the General Meeting to be held on December 21 the financial statements closing business year 2005 and the proposal regarding dividend payment.

Finally, the Board discussed and approved Elek Straub’s resignation from the CEO position and his Board membership, and appointed Christopher Mattheisen Chief Executive Officer of Magyar Telekom with effect of December 06.

Magyar Telekom’s resigning Chairman-CEO, Elek Straub made the following comment about the appointment: "I worked with Chris for close to four years between September 2002 and June 2006, when he was the Chief Officer in charge of the company’s Fix-line Services Line of Business. Thus I can assure everyone that he shall be a capable leader of Magyar Telekom. Let me take this opportunity to wish him a lot of success!"

Previous organizational and personnel decisions adopted by the Company’s management and Board of Directors, coupled with the Board’s resolution adopted today related to the closing of business year 2005 have solved a problem that has seriously burdened the company’s operations. The Board of Directors expects that the Auditor will issue an unqualified opinion and support the approval of the books by the General Meeting, enabling the Company to start business year 2007 with the momentum expected by shareholders.

Commenting his resignation, Elek Straub said: “Magyar Telekom is a well-structured organization based on a solid foundation. Not even the protracted investigation could cause it stagger, since at the end of 2006, we are closing one of the most successful years of the company’s history. I am proud of this outstanding achievement for which, as well as the 11 successful years behind us I would like to express my appreciation to my colleagues. In the coming years I would like to see that both the owners and management can concentrate on the company’s growth exclusively, instead of personnel issues triggered by the expiry of my contract hardly more a than a year from now. This is why I made my decision.”

Vice-Chairman of Magyar Telekom’s Board of Directors, Horst Hermann has quoted the following from the Board resolution about Elek Straub’s resignation:

"Elek Straub leaves behind a company that has nothing in common with the one he took over back in 1995. He transformed an obsolete-structured company often criticized by its customers into a state-of-the-art, modern telecommunications company, the performance of which is outstanding even in international comparison. His professional knowledge and the respect he enjoys helped the company overcome many difficulties. I would like to thank him for his work and for the successes of the past decade.”

As of 1995, Elek Straub has been the CEO of Magyar Telekom (formerly called Matáv) and also the Chairman – as of 1996 — of Magyar Telekom Group (Matáv Group), the leading provider of fix, mobile and Internet services in Hungary.

Under his leadership, a series of decisions have been made that had fundamental impact on the company’s development: multiple rounds of privatization, the Company’s initial public offering, introduction of state-of-the-art telecommunications technologies, the start of international expansion, establishing a broad national portfolio of subsidiaries through significant acquisitions in Hungary and most recently, the full-scale re-branding and comprehensive introduction of the T-brand.

On three occasions – in 1997, 1998 and 1999 – Magyar Telekom received the Stock Exchange Issuer of the Year award. In 1998, the Company was granted the Financial Times Global Telecommunications Award and in 2002 Euromoney’s Award for Good Corporate Governance.

In 1999 Elek Straub was elected „Manager of the Year” in Hungary and in 2000, CEO of the year in emerging markets.

In 2004, recognizing Elek Straub’s efforts towards the strengthening of German-Hungarian relations, the President of the Federal Republic of Germany, Johannes Rau awarded him the 1st Class Cross of Distinction of the Order of the Federal Republic of Germany.

During the same year, in recognition of his internationally esteemed contribution to the development of the Hungarian information society and telecommunications, the President of Hungary, Ferenc Mádl awarded Mr. Straub the Order of Merit of the Republic of Hungary, Officer’s Cross.

Mr. Straub has been Chairman of the German-Hungarian Chamber of Commerce since 2004.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: December 5, 2006